CM 6/29

BTB 6/25

SECURI[...]ISSION

04019689

ANN[...]ED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-17615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Road, Suite 2D (Address) Placerville (City), CA (State) 95667 (Zip Code)

RECEIVED
MAY 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of Calif. County of San Francisco

I, Leonard G. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Leonard G. Collins
Signature

Executive Vice President
Title

Jacob K
Notary Public

JACOB KOFF
COMM. #1301028
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 13, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2004

Smith Maloney
ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

JIM SMITH • KENT P. MALONEY

4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
(530) 622-2460PH (530) 622-0156FX
E-MAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc. as of March 31, 2004,and 2003, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion and the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2004, and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Smith Maloney

Placerville, CA
May 25, 2004

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2004 AND 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 1,506,340	$ 736,516
Accounts receivable:		
Customers	7,193,856	4,825,248
Other	14,543	19,148
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $7,138,063) (note 14)	6,988,158	5,186,343
Prepaid expenses, deposits and dividends receivable	57,143	57,990
Deferred income tax expense	356	295
Total current assets	16,060,396	11,125,540
Memberships:		
Pacific Stock Exchange, at cost (market value $32,000)	5,700	5,700
National Securities Clearing Corp., at cost	60,917	110,917
Total memberships	66,617	116,617
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $ 92,967	1,620	2,090
	$ 16,128,633	$ 11,244,247
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ 3,500,000	$ 100,000
Payable to customers	11,017,636	8,990,828
Payable to other brokers and dealers		49,042
Payable to clearing house	4,334	25,704
Payable to officers	388,257	864,191
Other current liabilities	59,706	71,683
Total current liabilities	14,969,933	10,101,448
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	15,269,933	10,401,448
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	597,441	581,540
Total stockholders' equity	858,700	842,799
	$ 16,128,633	$ 11,244,247

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2,004	2003
REVENUES		
Commissions	$ 943,073	$ 970,212
Interest	326,869	323,742
Revenues from bond account transactions	50,603	41,539
Revenue from mutual fund transactions	31,203	37,054
Service charges	2,915	3,770
Trading gains (losses)	144	(650)
Other	24,406	29,476
Total revenues	1,379,213	1,405,143
EXPENSES		
Salaries and commissions	614,489	610,561
Pension and profit-sharing plan contributions	59,732	59,065
Interest	82,871	112,741
Rent	85,754	77,107
Taxes	64,972	62,864
Insurance	75,858	65,753
Depreciation	2,521	4,784
Other	371,259	396,296
Total expenses	1,357,456	1,389,171
Net income before income taxes	21,757	15,972
Provision for income taxes:		
Federal:		
Current	3,841	2,886
Deferred	(356)	(295)
	3,485	2,591
California	2,371	1,965
Total provision for income taxes	5,856	4,556
Net income	15,901	11,416
Retained earnings, beginning of year	581,540	570,124
Retained earnings, end of year	$ 597,441	$ 581,540
Earnings per share (10,666 shares outstanding)	$ 1.49	$ 1.07

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2,004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 15,901	$ 11,416
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,521	4,784
(Increase) decrease in accounts receivable	(2,364,003)	(157,655)
(Increase) decrease in investments and prepaid expenses	(1,801,029)	19,915
Increase (decrease) in current liabilities	4,868,485	(1,623,127)
Net cash provided (used) by operating activities	721,875	(1,744,667)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(2,051)	(5,398)
Assessment for NSCC Participation Fund	50,000	(20,000)
Assessment for Pacific Stock Exchange Seat		(20,000)
Net cash used in investing activities	47,949	(45,398)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	3,400,000	825,000
Repayment of loans	(3,400,000)	(825,000)
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	769,824	(1,790,065)
Cash, beginning of year	736,516	2,526,581
Cash, end of year	$ 1,506,340	$ 736,516

Supplemental Information:

Cash paid during the year for:		
Interest	$ 53,492	$ 28,455
Income Taxes	$ 3,841	$ 2,886

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities, including investments are accounted for at acquisition cost.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $59,732.

Note 7 -- Concentration of credit risk

At March 31, 2004, the Firm had $1,505,740 in two accounts at a bank which is insured up to a maximum of $100,000 by a government agency.

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

Note 9--Secured demand notes receivable

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $457,929. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next three fiscal years. Interest is payable at rates from 2% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2005. The annual rental for the current fiscal year was $85,754. The new lease provides for monthly rent at $7,050, or $84,600 on an annual basis with no increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the National Association of Security Dealers, Inc., The Firm is subject to certain minimum capital requirements. NASD Rule 15c3-1 requires that member firms aggregated indebtedness, as defined by regulation, not exceed 15 times net capital, as defined. Minimum capital must be a minimum of $250,000.

At March 31, 2004, The Firm's net capital ratio was 5.41 to 1. It's net capital, including subordinated debt, was $1,182,733. Required net capital was $426,225.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14—Investment securities

The following is a summary of investment securities at March 31, 2004 and 2003:

	2004	2003
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$6,968,438	$5,167,362
Gross unrealized interest	17,182	20,630
Marketable U.S. Treasury securities, at fair value	6,985,620	5,187,992
Investment securities:		
Marketable equity securities, at cost	19,596	18,859
Gross unrealized gains	132,847	103,451
Marketable equity securities, at fair value	152,443	122,310
Trading securities:		
Marketable equity securities, at cost	124	122
Gross unrealized losses	-124	-122
Marketable equity securities, at fair value	0	0
Total investments-		
At cost	6,988,158	5,186,343
Gross unrealized gains and losses	149,905	123,959
Investments at fair market value	$7,138,063	$5,310,302

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2004 and 2003 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$858,700	$842,799
Adjustment for unrealized gains(losses)	135,005	104,328
Stockholders' equity, reflecting fair market value	$993,705	$947,127